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VIA FEDERAL EXPRESS
March 5, 2019
Attention: Ms. Christine Westbrook and Ms. Erin Jaskot
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0404

Re:	Watford Holdings Ltd. Registration Statement on Form 10-12B Filed January 29, 2019 CIK No: 001-38788
Dear Ms. Westbrook and Ms. Jaskot:
On behalf of our client, Watford Holdings Ltd., a Bermuda exempted company with limited liability (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 8, 2019 (the “Comment Letter”) in connection with the General Form for Registration of Securities on Form 10, which the Company publicly filed on January 29, 2019 (the “Form 10”). Concurrent with the submission of this response letter (this “Letter”), and in response to comment number 2 of the Comment Letter, the Company is publicly filing a Registration Statement on Form S-1 (the “Form S-1”) in connection with the contemplated initial listing of the Company’s common shares (the “Common Shares”) on the NASDAQ Global Select Market (the “Listing”). The Form S-1 has been updated in response to Staff comments made in the Comment Letter and our conversations with the Staff regarding the Listing. In addition, the Company has revised the Form S-1 to update other disclosures.
The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.
For the convenience of the Staff, we have enclosed with this letter marked copies of the Form S-1. The first marked copy has been prepared to show the changes that were made to the disclosure

Ms. Westbrook Ms. Jaskot March 5, 2019

contained in the disclosure items included in the Form 10 that correspond to certain sections of the prospectus included in the Form S-1. The second marked copy has been prepared marked against Amendment No. 7 to the Draft Form S-1, which the Company confidentially submitted on August 16, 2018 in connection with the previously contemplated initial public offering of the Common Shares.
All page references in the responses below are to the pages of the clean copy of the Form S-1.
Form 10-12B filed January 29, 2019

Item 5. Directors and Executive Officers
Item 6. Executive Compensation, page 197

1.	Please update the compensation disclosure for directors and executive officers for December 31, 2018, which is the last completed fiscal year. Refer to Item 402 of Regulation S-K.
In response to the Staff’s comment, the Company has updated the disclosure on pages 206-207 of the Form S-1.

General

2.
Further to our earlier discussions, it appears that your efforts to date to generate interest in a new security for listing on Nasdaq stock market, including your press release issued on January 29, 2019, as well as the other activities in connection with the proposed listing, are indicative of a distribution of securities. Accordingly, we believe you are required to register the offer of the securities under the Securities Act. Please file a registration statement on Form S-1.

In order to consummate the Listing, the Company is filing the Form S-1.  The filing of the Form S-1 is not intended to imply or concede that, in the view of the Company, the investor education and other activities previously undertaken by the Company in connection with the Listing were or should be deemed to have been a distribution as such term is understood under, or an offer as such term is defined in, the Securities Act of 1933, as amended.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at 011-44-20-7006-1544 or Gary D. Boss at (212) 878-8063. Any written materials should be sent to the undersigned’s attention: Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ, United Kingdom, Attention: Per B. Chilstrom, Esq.

Ms. Westbrook
Ms. Jaskot	Page 3
March 5, 2019

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:     Securities and Exchange Commission
Keira Nakada
Kevin Vaughn

Watford Holdings Ltd.
John F. Rathgeber

Clifford Chance US LLP
Gary D. Boss